UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report by Bezeq Subsidiary- Withdrawal of Potential Class Action Lawsuit Against Pelephone Subsidiary

On July 27, 2020, Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a 26.34% subsidiary of B Communications Ltd. (the “Company”), reported to the Israel Securities Authority (the “ISA”) and Tel Aviv Stock Exchange (the “TASE”) that a motion for approval of a class action lawsuit against Bezeq’s subsidiary, Pelephone Communications Ltd. (“Pelephone”) has been withdrawn, and the personal claim of the relevant plaintiffs has been dismissed.

The lawsuit had alleged that Pelephone and other companies had marketed and / or provided cellular service to cellular devices manufactured by Xiaomi from which it was not possible to call the emergency numbers in Israel.

A translated copy of the foregoing report of Bezeq is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: July 27, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	English translation of Report by Bezeq to the ISA and TASE on July 27, 2020.

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